Summary Translation	Exhibit 4.53

Domestic Factoring Agreement

Contract No. : ABC(2012)1011-1: 13062020130000260

Borrower : Shijie Kaiyuan Auto Trade Co., Ltd.

Lender : Agricultural Bank of China Shijiazhuang North City Branch

Signing Date : March 29, 2013

Loan Amount : RMB100,000,000

Length of maturity : From March 29, 2013 to September 20, 2013

Use of Loan : Vehicle Purchases

Loan Interest : 6.16%

Date of Draft : April 2, 2013

Withdrawal Amount : RMB100,000,000

Payment Method : Repayments of the loan and interest shall be in accordance with the Transfer Schedule of Accounts Receivable attached hereto on maturity.

Repayment Date : September 20, 2013

Transfer Schedule of Accounts Receivable : Ganglian Finance Leasing Co., Ltd. will transfer a total amount of RMB 111,124,480 to ABC Shijiazhuang North City Branch on September 20, 2013.